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SEC Mail Processing Section
MAR 01 2019
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-68088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (Date) AND ENDING December 31, 2018 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Alliance Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street - 24th Floor
(No. and Street)

New York (City) | NY (State) | 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman | 212-392-4838 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Rd. (Address) | Abington (City) | PA (State) | 19001 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Romaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Alliance Associates LLC as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Carol Romaine
Signature

Chief Compliance Officer
Title

Notary Public

Notary Public State of Florida
Dixie Carol Witham
My Commission GG 244194
Expires 07/31/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Pacific Alliance Associates LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Pacific Alliance Associates LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
February 28, 2019

Pacific Alliance Associates LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	319,541
Fixed assets, net of accumulated depreciation of $746		93
Prepaid expenses		4,343
Security deposit		4,750
Other assets		1,965
Total Assets	$	330,692
Liabilities and Member's Deficit		
Liabilities:		
Accounts payable and accrued expenses	$	11,656
Due to Parent		66,306
Discretionary bonus accrual		386,000
		463,962
Member's deficit		(133,270)
Total Liabilities and Member's Deficit	$	330,692

See accompanying notes to the Statement of Financial Condition

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Pacific Alliance Associates LLC (the "Company") was formed in December 2015 as a limited liability company under the laws of the State of Delaware. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is a wholly owned subsidiary of PAG Consulting LLC (the "Parent"). Its sole purpose is to provide marketing and consulting services to a foreign affiliate, Pacific Alliance Investment Management Limited, for their access to customers in the United States.

The Company, Pacific Alliance Investment Management Limited, and the Parent are all subsidiaries of the Pacific Alliance Group, a multinational financial services firm headquartered in Hong Kong. See also Note 3.

The Company does not carry securities accounts for customers or perform custodial services and accordingly claims exemption from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. Actual results could differ from those estimates.

Revenue Recognition

Revenue from consulting services are recorded as the fees are earned and are reasonably determinable and collectability is reasonably assured.

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Income Taxes

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. No provision has been made for federal and state income taxes, since the Company's income or loss is reportable by its member on its individual tax return.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)
In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognized the effect of tax positions only when they are more likely than not to be sustained. At December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company maintained net capital of $241,579 which was $236,381 in excess of its required net capital requirement of $5,197 and the ratio of aggregated indebtedness to net capital was 0.32 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company provides marketing and consulting services to an affiliated entity, Pacific Alliance Investment Management Limited ("PAIM") in return for a fixed monthly fee. In addition, pursuant to this agreement, PAIM also pays for travel and entertainment costs incurred by employees of the Company for the benefit or PAIM, with no requirement to repay. As of December 31, 2018, no amounts were due or from the affiliate.

As of December 31, 2018, $66,306 was payable to the Parent, inclusive of expenses incurred in prior years.

The Parent has committed to the Company to infuse additional capital to fund future operations, if needed.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company derives its revenue from a single client, which is also a related party. No amounts were due from this client as of December 31, 2018. See also Note 3.

The Company maintains a cash account at a major financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space pursuant to a two-year lease expiring in 2020. At December 31, 2018, future minimum lease payments under these leases was as follows:

For the year ended December 31,	
2019	$ 28,500
2020	7,125
	$ 35,625

The Company had no contingent liabilities as of December 31, 2018.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New Accounting Standards Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of ASU 2016-02.

Adoption of New Accounting Standard
On January 1, 2018, the Company adopted the new accounting standard ASC 606, *Revenue from Contracts with Customers* and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.

NOTE 7 – SUBSEQUENT EVENTS

The Company evaluated events after December 31, 2018 through the date of this report that would require recognition or disclosure in the financial statements. On February 25, 2019, the Parent contributed $265,000 to be used in part to pay the discretionary bonus accrual. Due to a timing discrepancy, the Company's Net Capital dropped below the minimum requirement for one business day in February. Such drop was not considered a violation of the rules because the Company did not conduct any security business during the one-day period that its net Capital was below the requirement. No other events required disclosure in these financial statements.